Exhibit 99.1

AMEX:ROY	NR 08-04
TSX:IRC	March 10, 2008

INTERNATIONAL ROYALTY

TERMINATES LETTER OF INTENT ON

LIMPOPO ROYALTIES

DENVER, COLORADO – March 10, 2008 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) reports it has terminated the letter of intent on the Limpopo PGM Royalties that the Company had entered into on May 15, 2007.  After conducting due diligence and working with the seller, IRC has not been able to resolve certain issues related to the royalties and has made the decision not to close on the acquisition.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 75 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, a 1.5% NSR on the Las Cruces copper project and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Melanie Lecavalier: mlecavalier@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com